May 7, 2010

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-0305

U.S.A.

Dear Ms. van Doorn:

Set forth below are our responses to your letter dated April 26, 2010, in respect of our accounting for certain of our repurchase agreements, securities lending transactions, and other transactions involving the transfer of financial assets where we have an obligation to repurchase the transferred assets. For your convenience, we have included the text of your questions and comments below and have keyed our responses accordingly.

1.	Beginning with your next Form 20-F for the year ended March 31, 2010, please:

(a)	Revise your accounting policy disclosure to discuss the circumstances where certain repo to maturity, Gensaki and securities lending transactions are accounted for as sales transactions; and

(b)	Disclose the amounts of these transactions that are accounted for as a sale in the discussion of Off-balance sheet Arrangements, Contractual Obligations disclosure or other section as appropriate.

Response:

We will expand our disclosures for each of the transactions identified above which are accounted for as sales in our next Form 20-F for the year ended March 31, 2010 and in future filings.

2.	Your response indicated that you offset securities owned (long positions) with securities sold, but not yet purchased (short positions) in your consolidated financial statements. Please clarify whether your identification of short and long positions is limited to short and long positions with the same CUSIP.

Response:

We confirm that our offset of short and long positions is limited to only those positions with the same CUSIP.

If you have any questions about this response letter, please contact the undersigned by fax at 81-3-3274-4496.

Very truly yours,

/s/ Masafumi Nakada
Masafumi Nakada
Executive Managing Director and Chief Financial Officer

cc:	Jonathan Wiggins
(Division of Corporation Finance
Securities and Exchange Commission)

Izumi Akai
(Sullivan & Cromwell LLP)

Koichi Hanabusa
(Ernst & Young ShinNihon LLC)

Gary Schweitzer
(Ernst & Young LLP)